NO ACT

PE 1-8-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010587

February 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Mark H. Kleinman
Vice President, Corporate Secretary and
Chief Compliance Officer
Pioneer Natural Resources USA, Inc.
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039-3746

Re: Pioneer Natural Resources Company
Incoming letter dated January 8, 2010

Dear Mr. Kleinman:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to Pioneer by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

February 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pioneer Natural Resources Company
Incoming letter dated January 8, 2010

The proposal relates to majority voting.

We are unable to concur in your view that Pioneer may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Pioneer may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PIONEER
NATURAL RESOURCES

Mark H. Kleinman
Vice President, Corporate Secretary
and Chief Compliance Officer
(972) 969-5636 phone
(972) 969-3552 fax

Pioneer Natural Resources USA, Inc.
5205 N. O' Connor Blvd., Suite 200
Irving, Texas 75039-3746
Tel: (972) 444-9001 Fax: (972) 969-3587

January 8, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Natural Resources Company - Omission of Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Pioneer Natural Resources Company, a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by the United Brotherhood of Carpenters Pension Fund (the "***Proponent***"), received on November 30, 2009, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2010 annual meeting of stockholders (the "***2010 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, I have:

A. filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

B. concurrently sent copies of this correspondence to the Proponent.

Pursuant to guidance found in Staff Legal Bulletin No. 14D, I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). I have included my name and telephone number in both the letter and the cover email accompanying this letter. In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail and FedEx simultaneously to the Proponent (the facsimile number provided by Proponent was non-operational on the several occasions when the Company attempted to provide correspondence in this manner).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that, if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal received on November 30, 2009 states:

> "**Resolved:** That the shareholders of Pioneer Natural Resources Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (articles of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Proposal and the Supporting Statement submitted by the Proponent are attached to this letter as ***Exhibit A*** (which was transmitted by facsimile to the Company by the Proponent).

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement received on November 30, 2009, may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of share ownership as required by Rule 14a-8(b)(2) and as properly requested by the Company.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has not been substantiated. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that, when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways described in Rule 14a-8(b)(2). *See* Section C.l.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***"). As discussed in more detail below, in response to a no-action request from Omnicom Group Inc., the Staff issued no-action relief to Omnicom, on similar facts, in connection with Omnicom's receipt of a shareholder proposal from the United Brotherhood of Carpenters Pension Fund, which is the same proponent at issue here. (*See Omnicom Group Inc.* (March 16, 2009))

The Proposal was submitted to the Company on November 30, 2009. *See* Exhibit A. The cover letter accompanying the Proposal (*see* Exhibit A) stated that the Proponent was "the beneficial owner of 1,810 shares of the Company's common stock" and that "[t]he record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter." This establishes that the Proponent was familiar with its obligation to verify its ownership. The cover letter accompanying the Proposal stated that if the Company would like to discuss the Proposal, it should contact Ed Durkin at the United Brotherhood of Carpenters, Corporate Affairs Department, and the letter provided Mr. Durkin's email address and telephone number and requested that all correspondence relating to the Proposal be sent to Mr. Durkin and provided Mr. Durkin's address and facsimile number for that purpose. In fact, the Company has been frustrated in every attempt to contact the Proponent. Per the Proponent's request, and although not required by Rule 14a-8 to do so, the Company contacted Mr. Durkin via email at edurkin@carpenters.org on December 8, 2009 to discuss the proposal (a copy of which email is attached to this letter as ***Exhibit B***), but no reply was received. The Company also attempted on multiple times on December 14, 2009 to provide correspondence via the facsimile number provided by Proponent and found that the number was not operational. The Company also attempted to reach Mr. Durkin by telephone at (202) 546-6206, extension 221, on December 14, 2009, regarding the facsimile difficulties but two voicemail messages were not returned.

On December 8, 2009, the Company received via facsimile a letter from AmalgaTrust (the "***AmalgaTrust Letter***"), a copy of which is attached to this letter as ***Exhibit C***. The AmalgaTrust Letter states in part that "AmalgaTrust serves as corporate co-trustee and custodian for the [Proponent] and is the record holder for 1,810 shares of [Company] common stock held for the benefit of the [Proponent]." The Company, through its transfer agent, Continental Stock Transfer & Trust Company, reviewed its stock records. The Company's stock transfer records indicate that, contrary to the representation made in the AmalgaTrust Letter, AmalgaTrust is not a record owner of any shares of common stock of the Company. Continental Stock Transfer & Trust Company, in a letter dated January 8, 2010, a copy of which is attached to this letter as ***Exhibit D,*** provided written verification of its findings that, as of November 30, 2009, neither AmalgaTrust nor the Proponent appeared in the Company's records as a registered or record holder of any shares of the Company's common stock.

Accordingly, the Company sought additional verification of the Proponent's eligibility to submit the Proposal. Specifically, on December 14, 2009, the Company sent via overnight delivery a letter (the "***Deficiency Notice***") addressed to Mr. Durkin. The overnight delivery method was chosen after the Company failed to receive a response to its email of December 8, 2009 (which email was sent to an address provided by the Proponent); the facsimile number provided by Proponent proved to be non-operational (despite the fact that Proponent's cover letter accompanying the Proposal stated that correspondence regarding the Proposal could be sent to such facsimile number); and multiple voicemail messages to Proponent (at the number provided by Proponent) were unanswered. The Deficiency Notice was sent within 14 calendar days of the Company's receipt of the Proposal, and six days following receipt of the AmalgaTrust letter containing the incorrect representation of record ownership. A copy of the Deficiency Notice, including the overnight delivery tracking information, is attached to this letter as ***Exhibit E***. The Deficiency Notice informed the Proponent that the AmalgaTrust Letter's representation of record ownership of 1,810 shares was not supported by the records of the Company's transfer agent and requested the Proponent cure the deficiency. The Deficiency Notice stated in part:

> "[The Company] received a letter dated December 8, 2009 from AmalgaTrust (which is attached hereto) stating that it is the record holder for 1,810 shares held for the benefit of the [Proponent]. The Company's transfer agent shows no shares held of record by either AmalgaTrust or the [Proponent]. [The Company is] requesting that you ask AmalgaTrust to provide additional information that will allow [the Company] to verify the [Proponent's] ownership.
>
> Rule 14a-8 promulgated by the Securities Exchange Act of 1934 states that proof of eligibility is to be submitted by the owner of the shares at the time of submission of a shareholder proposal. In accordance with the rule, [the Company is] requesting that, within 14 days from the date of this letter, you provide a written statement from the record holder of the shares owned by the [Proponent] verifying the number of shares owned by the [Proponent] and that such shares have been continuously held by the [Proponent] for at least one year prior to November 30, 2009. The response must be postmarked, or transmitted electronically, within 14 days from the date that you receive this letter."

The Proponent failed to respond to the Deficiency Notice within 14 days from the date that it received the Deficiency Notice as required by Rule 14a-8(f)(1) and to date has not responded to the Deficiency Notice (or for that matter, the Company's email or telephone voicemail messages). The Proponent did not contact the Company by telephone regarding the Deficiency Notice, and there have been no further communications between the Company and the Proponent regarding the Proposal or the Deficiency Notice prior to the Company's submitting this request.

As discussed above, the AmalgaTrust Letter purports to be from the record holder of the Company's common stock held for the benefit of the Proponent. Nevertheless, AmalgaTrust is not a record holder of the Company's common stock, nor is the Proponent. Accordingly, the AmalgaTrust Letter does not establish that the Proponent owned the requisite amount of Company stock as required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the shareholder of the deficiency and the shareholder fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by sending to the Proponent in a timely manner the Deficiency Notice, which stated that the Proponent's response had to be furnished within 14 days from the date the Proponent received the Deficiency Notice. However, the Proponent failed to respond in any manner to the Deficiency Notice. Thus, the Proponent failed to meet the requirements set out in Rule 14a-8(b) to substantiate that the Proponent is eligible to submit the Proposal because neither AmalgaTrust nor the Proponent is a record holder of the Company's common stock.

On numerous occasions the Staff has concurred with a company's omission of shareholder proposals based on a shareholder's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, when a company sends a deficiency notice, the shareholder's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., Alcoa Inc.* (February 18, 2009) (concurring in the exclusion of a shareholder proposal where the shareholder responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. In SLB 14, the Staff clarified that the Proponent not only has the burden of establishing proof of share ownership, but is also responsible for contacting the record holder to ensure that any written statement (specifically, the AmalgaTrust Letter) satisfies the requirements of Rule 14a-8(b). SLB 14 states:

> **"Eligibility and procedural issues**
>
> ...2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b)."

In this case, the entity that submitted the written statement as the alleged record holder of the shares Proponent claims to own beneficially is not in fact a record holder of the Company. Proponent knew in advance that it intended to submit a shareholder proposal and had the opportunity to confirm who the record holder of its shares was prior to submitting its shareholder proposal. In addition, the Proponent had additional time to correct its failure to submit a written statement from the record holder of the shares verifying Proponent's eligibility in accordance with Rule 14a-8(b)(2) once it received the Deficiency Notice explicitly stating that the "Company's transfer agent shows no shares held of record by either AmalgaTrust or the [Proponent]" (*See* Exhibit E). Therefore, the Proponent had the opportunity to both determine who the record holder is as well as ensure that the Company received timely a written statement from the record holder satisfying the requirements of Rule 14a-8(b). As a result, the Company has no evidence that the Proponent beneficially owns any shares of Company common stock other than Proponent's unsupported assertion in its original letter. The Proponent is a sophisticated and experienced investor and, having had at least seventeen (17) Rule 14a-8 shareholder proposals included in issuers' proxy statements in the 2009 proxy season alone, the Proponent is undoubtedly well aware of the requirements of Rule 14a-8. (See ***Exhibit F*** for a list of issuers that included Rule 14a-8 shareholder proposals received from the Proponent in their proxy statements relating to their 2009 annual meeting of stockholders.) Undoubtedly, this is not the first time the Proponent has addressed the requirement to prove eligibility to submit a proposal. In fact, as noted above, the Proponent stated in its cover letter accompanying the Proposal that "[t]he record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter."

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that its proposal is deficient and the proponent does not cure the deficiency, the company is not required to send a second deficiency notice or otherwise notify the proponent. SLB 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." Section B.3, SLB 14. However, if the proponent fails to respond to a deficiency notice in timely manner or responds in a manner that fails to cure the defect, the company is under no obligation to provide further notice to the proponent or give the proponent an additional opportunity to cure the defect. *See id.* To the contrary, SLB 14 specifically provides that the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(l) if "the shareholder fails to respond to [the deficiency notice] within 14 calendar days of receiving the notice of defect(s)." *Id.* at Section C.6.

Accordingly, the Staff has routinely and repeatedly issued no-action relief to registrants where a proponent failed to respond to the registrant's request for documentary evidence supporting the proponent's claim that it had satisfied Rule 14a-8(b)'s beneficial ownership requirements. *See, e.g., General Electric Company* (December 17, 2009); *KeyCorp* (January 9, 2009); *Eli Lilly and Company* (December 31, 2008); *General Electric Company* (December 31, 2008); *AGL Resources Inc.* (January 11, 2008); *Ford Motor Company* (January 8, 2008); and *Occidental Petroleum Corporation* (November 21, 2007). Moreover, the Staff has concurred with a company's omission of a shareholder proposal on numerous occasions when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Time Warner Inc.* (February 19, 2009) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also General Electric Co.* (December 19, 2008); *Exxon Mobil Corp.* (January 29, 2008); *Qwest Communications International Inc.* (January 23, 2008); *Verizon Communications Inc.* (January 8, 2008); and *International Business Machines Corp.* (December 19, 2004). The fact that a deficiency notice provides a proponent with the opportunity to ask questions does not alter this analysis. *See, e.g., Qwest Communications International Inc.* (January 23, 2008) (concurring with exclusion of proposal under Rules 14a-8(b) and 14a-8(f) when deficiency notice stated "[i]f you have any questions with respect to the foregoing, please feel free to contact me..."); *Verizon Communications Inc.* (January 8, 2008) (permitting exclusion under Rules 14a-8(b) and 14a-8(f) when the deficiency notice stated "[p]lease do not hesitate to contact me if you have any questions").

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has only done so if there were deficiencies in a company's notification letter. *See, e.g., JPMorgan Chase & Co.* (March 7, 2008); *LNB Bancorp, Inc.* (December 28, 2007); and *AT&T Inc.* (February 16, 2007). The Company believes an extension of the 14-day period is unwarranted in this case since the Deficiency Notice clearly pointed out that the AmalgaTrust Letter was deficient because the Company's stock records did not show record ownership as alleged in the AmalgaTrust Letter and since the Proponent, as discussed above, is an experienced proponent of shareholder proposals and is well aware of the requirements of Rule 14a-8. In fact, less than a year ago the Staff issued no-action relief to the Omnicom Group Inc., on similar facts, in connection with Omnicom's receipt of a shareholder proposal from the United Brotherhood of Carpenters Pension Fund, which is the same proponent at issue here. (See *Omnicom Group Inc.* (March 16, 2009)) In *Omnicom*, the proponent was notified of the eligibility requirements of Rule 14a-8(b) yet failed to provide proof of its eligibility to submit the proposal within 14 days of its receipt of the deficiency letter on December 31, 2008. After the issuer filed for no-action relief, the proponent submitted a letter to the Staff stating that it had provided proof of eligibility and including a copy of a letter from AmalgaTrust that the proponent claimed was sent to Omnicom on December 23, 2008. Omnicom argued that the proponent failed to demonstrate its beneficial ownership because AmalgaTrust was not a record holder of Omnicom's common stock on the date the shareholder proposal was received and that Omnicom had not received the AmalgaTrust letter prior to proponent's submission of such letter to the Staff. The *Omnicom* no-action letter clearly illustrates that Proponent is well aware of the eligibility requirements of Rule 14a-8 and that the Proponent has been given notice by at least one other company that AmalgaTrust is not the record holder of the shares Proponent claims that it beneficially owns. Given the foregoing, the Company believes an extension of the 14-day period is particularly unwarranted.

Conclusion

The Proponent submitted the Proposal without proof of ownership. The cover letter accompanying the Proposal indicated that the Proponent would later submit proof of record ownership. Eight days later, AmalgaTrust submitted a letter in which it represented that it was the record holder of shares of the Company's common stock which are beneficially owned by the Proponent. In fact, neither AmalgaTrust nor the Proponent is a record holder of the Company's common stock, and the Company timely sent the Deficiency Notice to the Proponent. The Proponent failed to respond to the Deficiency Notice. In accordance with Staff precedent, the Company was not required to send the Proponent a second deficiency notice. As a result, the Company has no evidence that the Proponent beneficially owns any shares of Company common stock other than Proponent's unsupported assertion in its original letter.

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement received on November 30, 2009, from the Proxy Materials for the 2010 Meeting under Rules 14a-8(b) and 14a-8(f)(1).

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please call me at (972) 969-5636.

Sincerely,



Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

Attachments

cc: Ed Durkin, United Brotherhood of Carpenters (via electronic mail to edurkin@carpenters.org and via FedEx)

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(Dated November 30, 2009)



United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Monday, November 30, 2009

■TO
Mark H. Kleinman
Corporate Secretary
Pioneer Natural Resources Company

■SUBJECT
Shareholder Proposal

■FAX NUMBER
972-969-3552

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
3

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 972-969-3552]

November 30, 2009

Mark H. Kleinman
Corporate Secretary
Pioneer Natural Resources Company
200 Williams Square
West 5205 N O'Connor Blvd.
Irving, TX 75039

Dear Mr. Kleinman:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pioneer Natural Resources Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,810 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Pioneer Natural Resources Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (articles of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, the Company and its Board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

EXHIBIT B

EMAIL TO EDWARD DURKIN

(Dated December 8, 2009)

Kleinman, Mark

From: Kleinman, Mark
Sent: Tuesday, December 08, 2009 5:16 PM
To: edurkin@carpenters.org
Subject: Shareholder Proposal

Mr. Durkin—

Would you have time this week to visit briefly about the shareholder proposal that the Fund submitted to Pioneer Natural Resources Company?

Regards.

Mark Kleinman

Vice President, Corporate Secretary and Chief Compliance Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

Direct: 972-969-5636
Fax: 972-969-3552
email: mark.kleinman@pxd.com

EXHIBIT C

AMALGATRUST LETTER

(Dated December 8, 2009)

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 972-969-3552]

December 8, 2009

Mark H. Kleinman
Secretary
Pioneer Natural Resources Company
200 Williams Square
West 5205 N O'Connor Blvd.
Irving, TX 75039

Re: Shareholder Proposal Record Letter

Dear Mr. Kleinman:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 1,810 shares of Pioneer Natural Resources Company common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

EXHIBIT D

LETTER FROM TRANSFER AGENT

(Dated January 8, 2010)

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

17 BATTERY PLACE, NEW YORK, NEW YORK 10004-1123

Tel: (212) 509-4000
Fax: (212) 509-5150

January 8th, 2010

Mark H. Kleinman
Vice President and Corporate Secretary
Pioneer Natural Resources Company
5205 – N. O'Connor Boulevard, Suite 200
Irving, TX 75039

Dear Mark;

Continental Stock Transfer & Trust Company in its capacity as Pioneer Natural Resources Company's transfer agent, has conducted a search of Pioneer's records by name and determined that, as of November 30th, 2009, neither AmalgaTrust nor the United Brotherhood of Carpenters Pension Fund appeared in Pioneer's records as a registered or record holder of any shares of Pioneer common stock..

Please do not hesitate to contact me with any questions.

Very truly yours,



John W. Comer, Jr.
Vice President

EXHIBIT E

DEFICIENCY NOTICE

(Dated December 14, 2009)

PIONEER
NATURAL RESOURCES

Mark H. Kleinman
Vice President, Corporate Secretary
and Chief Compliance Officer

Pioneer Natural Resources Company
5205 N. O' Connor Blvd., Suite 200
Irving, Texas 75039-3746
Tel: (972) 444-9001 Fax: (972) 969-3587

December 14, 2009

Via Fax: (202) 543-4871
Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Re: Letter from Douglas J. McCarron dated November 30, 2009

Dear Mr. Durkin:

I am writing regarding Mr. McCarron's letter submitting a shareholder proposal for inclusion in the Pioneer Natural Resources Company (the "Company") proxy statement for its 2010 Annual Meeting of Stockholders. The letter provided that the record holder of the shares held by the United Brotherhood of Carpenters (the "Fund") would provide the appropriate verification of the Fund's beneficial ownership by separate letter.

We received a letter dated December 8, 2009 from AmalgaTrust (which is attached hereto) stating that it is the record holder for 1,810 shares held for the benefit of the Fund. The Company's transfer agent shows no shares held of record by either AmalgaTrust or the Fund. I am requesting that you ask AmalgaTrust to provide additional information that will allow us to verify the Fund's ownership.

Rule 14a-8 promulgated under the Securities Exchange Act of 1934 states that proof of eligibility is to be submitted by the owner of the shares at the time of submission of a shareholder proposal. In accordance with the rule, I am requesting that, within 14 days from the date of this letter, you provide a written statement from the record holder of the shares owned by the Fund verifying the number of shares owned by the Fund and that such shares have been continuously held by the Fund for at least one year prior to November 30, 2009. The response must be postmarked, or transmitted electronically, within 14 days from the date that you receive this letter.

If you would like to discuss this request please contact me at 972-969-5636. I also look forward to your response to my email earlier this week proposing a telephone call to discuss your proposal.

Very truly yours,



Mark H. Kleinman
Corporate Secretary

US 193616v.2

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 972-969-3552]

December 8, 2009

Mark H. Kleinman
Secretary
Pioneer Natural Resources Company
200 Williams Square
West 5205 N O'Connor Blvd.
Irving, TX 75039

Re: Shareholder Proposal Record Letter

Dear Mr. Kleinman:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 1,810 shares of Pioneer Natural Resources Company common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

Confirmation Report – Memory Send

Page : 001
Date & Time: Dec-14-2009 03:06pm
Line 1 : 9729693577
Line 2 : 525765
Machine ID : Pioneer

Job number : 436

Date : Dec-14 03:03pm

To : ☎912025434871

Number of pages : 003

Start time : Dec-14 03:03pm

End time : Dec-14 03:06pm

Pages sent : 000

Status : NG B0

Job number : 436 *** SEND FAILED ***

PIONEER NATURAL RESOURCES COMPANY
LEGAL DEPARTMENT
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039
Main # (972) 969-5636
Fax # (972) 969-3552

FAX COVER SHEET

PRIVILEGED AND CONFIDENTIAL

DATE: December 14, 2009

TO: Mr. Edward J. Durkin

FAX: 202-543-4871

FROM: Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

SUBJECT: Letter from Douglas J. McCarron dated November 30, 2009

MESSAGE:

This fax consists of 3 pages, including this cover page.

If you have any difficulty in receiving, please call Becky Sterling at (972) 969-3702.

Confirmation Report – Memory Send

Page : 001
Date & Time: Dec-14-2009 03:20pm
Line 1 : 9729693577
Line 2 : 525765
Machine ID : Pioneer

Job number : 437

Date : Dec-14 03:17pm

To : ☎912025434871

Number of pages : 003

Start time : Dec-14 03:17pm

End time : Dec-14 03:20pm

Pages sent : 000

Status : NG BO

Job number : 437 *** SEND FAILED ***

PIONEER NATURAL RESOURCES COMPANY
LEGAL DEPARTMENT
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039
Main # (972) 969-5636
Fax # (972) 969-3552

FAX COVER SHEET

PRIVILEGED AND CONFIDENTIAL

THE INFORMATION TRANSMITTED BY THIS FACSIMILE IS CONSIDERED PRIVILEGED AND CONFIDENTIAL ATTORNEY INFORMATION, AND IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED. IF THE READER OF THIS MESSAGE IS NOT THE INTENDED RECIPIENT OR THE EMPLOYEE OR AGENT RESPONSIBLE TO DELIVER IT TO THE INTENDED RECIPIENT, YOU SHOULD BE AWARE THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, AND RETURN THE ORIGINAL MESSAGE TO US AT THE ABOVE ADDRESS VIA THE U. S. POSTAL SERVICE. THANK YOU.

DATE: December 14, 2009

TO: Mr. Edward J. Durkin

FAX: 202-543-4871

FROM: Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

SUBJECT: Letter from Douglas J. McCarron dated November 30, 2009

MESSAGE:

This fax consists of __3__ pages, including this cover page.

If you have any difficulty in receiving, please call Becky Sterling at (972) 969-5702.

Confirmation Report – Memory Send

Page : 001
Date & Time: Dec-14-2009 03:26pm
Line 1 : 9729693577
Line 2 : 525765
Machine ID : Pioneer

Job number : 438

Date : Dec-14 03:22pm

To : ☎912025434871

Number of pages : 003

Start time : Dec-14 03:22pm

End time : Dec-14 03:26pm

Pages sent : 000

Status : NG 80

Job number : 438 *** SEND FAILED ***

PIONEER NATURAL RESOURCES COMPANY
LEGAL DEPARTMENT
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039
Main # (972) 969-5636
Fax # (972) 969-3552

FAX COVER SHEET

PRIVILEGED AND CONFIDENTIAL

DATE: December 14, 2009

TO: Mr. Edward J. Durkin

FAX: 202-543-4871

FROM: Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

SUBJECT: Letter from Douglas J. McCarron dated November 30, 2009

MESSAGE:

This fax consists of __3__ pages, including this cover page.

If you have any difficulty in receiving, please call Becky Sterling at (972) 969-3702.

Confirmation Report - Memory Send

Page : 001
Date & Time: Dec-14-2009 04:14pm
Line 1 : 9729693577
Line 2 : 525765
Machine ID : Pioneer

Job number : 439

Date : Dec-14 04:11pm

To : ☎912025434871

Number of pages : 003

Start time : Dec-14 04:11pm

End time : Dec-14 04:14pm

Pages sent : 000

Status : NG B0

Job number : 439 *** SEND FAILED ***

PIONEER NATURAL RESOURCES COMPANY
LEGAL DEPARTMENT
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039
Main # (972) 969-5636
Fax # (972) 969-3552

FAX COVER SHEET

PRIVILEGED AND CONFIDENTIAL

DATE: December 14, 2009

TO: Mr. Edward J. Durkin

FAX: 202-543-4871

FROM: Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

SUBJECT: Letter from Douglas J. McCarron dated November 30, 2009

MESSAGE:

This fax consists of __3__ pages, including this cover page.

If you have any difficulty in receiving, please call Becky Sterling at (972) 969-5702.

Confirmation Report – Memory Send

Page : 001
Date & Time: Dec-14-2009 05:08pm
Line 1 : 9729693577
Line 2 : 525765
Machine ID : Pioneer

Job number	:	440
Date	:	Dec-14 05:05pm
To	:	☎912025434871
Number of pages	:	003
Start time	:	Dec-14 05:05pm
End time	:	Dec-14 05:08pm
Pages sent	:	000
Status	:	NG B0

Job number : 440 *** SEND FAILED ***

PIONEER NATURAL RESOURCES COMPANY
LEGAL DEPARTMENT
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039
Main # (972) 969-5636
Fax # (972) 969-3552

FAX COVER SHEET

PRIVILEGED AND CONFIDENTIAL

DATE: December 14, 2009

TO: Mr. Edward J. Durkin

FAX: 202-543-4871

FROM: Mark H. Kleinman
Vice President, Corporate Secretary and Chief Compliance Officer

SUBJECT: Letter from Douglas J. McCarron dated November 30, 2009

MESSAGE:

This fax consists of __3__ pages, including this cover page.

If you have any difficulty in receiving, please call Becky Sterling at (972) 969-3702.

EXHIBIT F

LIST OF ISSUERS THAT INCLUDED SHAREHOLDER PROPOSALS FROM THE PROPONENT IN THEIR 2009 PROXY STATEMENT

1. Apartment Investment and Mgmt Co.
2. BB&T Corporation
3. Big Lots, Inc.
4. Boston Properties, Inc.
5. Celgene Corporation
6. CONSOL Energy Inc.
7. Convergys Corporation
8. Corning Incorporated
9. Equity Residential
10. Fifth Third Bancorp
11. Goodrich Corporation
12. Kohl's Corporation
13. Lincoln National Corporation
14. McGraw-Hill Companies, Inc.
15. Nucor Corporation
16. Sherwin-Williams Company
17. Vornado Realty Trust